Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

TELUS Corporation (“TELUS”)

510 West Georgia St., 5th Floor

Vancouver, British Columbia

V6B 0M3

Item 2 Date of Material Change

February 11, 2026

Item 3 News Release

A news release was disseminated via PR Newswire on February 12, 2026. A copy of the news release is attached hereto as Appendix “A”.

Item 4 Summary of Material Change

TELUS announced that, after a 26-year tenure as our President and Chief Executive Officer, Darren Entwistle will retire on June 30, 2026. Following a comprehensive succession planning process, the Board of Directors has appointed Victor Dodig as President and Chief Executive Officer, effective July 1, 2026.

Item 5 Full Description of the Material Change

Please see the news release attached as Appendix “A” to this report.

Item 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Andrea Wood, Executive Vice President, Chief Legal and Governance Officer of TELUS, who is knowledgeable about the details of the material change and may be contacted at 604-697-8044.

Item 9 Date of Report

February 13, 2026

Appendix “A”

MEDIA RELEASE

February 12, 2026

DARREN ENTWISTLE TO RETIRE JUNE 30 AFTER OVER 26 YEARS
OF TRANSFORMATIONAL LEADERSHIP; TELUS CORPORATION
NAMES VICTOR DODIG NEXT PRESIDENT AND CEO

Appointment of highly accomplished and talented business leader
Victor Dodig is the result of robust succession planning process by TELUS Board of Directors.

Darren Entwistle recognized for leading TELUS’ growth from regional telecom to a global technology leader.

VANCOUVER, B.C. – February 12, 2026 – The Board of Directors of TELUS Corporation (TSX: T, NYSE: TU) today announced that, after a 26-year tenure as the company’s President and Chief Executive Officer, Darren Entwistle will retire on June 30, 2026.

Following a comprehensive succession planning process, the Board of Directors has appointed Victor Dodig President and CEO, effective July 1, 2026. Mr. Dodig, who has served on the TELUS Board of Directors as an Independent Director since May 2022, becomes CEO Designate effective immediately and will join the TELUS leadership team full time on May 1, 2026 to enable a seamless transition.

Celebrating Over a Quarter Century of Darren Entwistle’s Extraordinary Contributions to TELUS and the Canadian Telecom Industry

"On behalf of the Board, I want to express our profound gratitude to Darren for his transformational leadership of TELUS over the past 26 years," said John Manley, Chair of the TELUS Board of Directors. "Darren's dedication to building world-leading broadband and AI infrastructure, expanding our business portfolio, creating immense value in the TELUS brand and fostering a culture of excellence has grown TELUS from a regional Canadian telecommunications provider to a leading global communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue.”

“Darren’s leadership and his tremendous passion for our business, our people and our customers have delivered industry-leading shareholder value, superior strategic positioning and potent societal trust,” Mr. Manley continued. “Darren built TELUS into a company that proves commercial success and social impact are not competing ambitions, they are mutually reinforcing. Under Darren's leadership, the TELUS team has consistently demonstrated a shared passion for purpose, fusing technology, social innovation and human compassion to create a friendlier future for all stakeholders.”

“Darren has created a legacy as one of the greatest builders and innovators in the annals of Canadian business and global telecommunications,” noted Mr. Manley.

“The Board has selected an outstanding successor in Victor, who embodies TELUS' core values, embraces a commitment to putting customers first, demonstrates exceptional character and business acumen, and cares deeply about creating stronger communities," said Darren Entwistle. “Victor’s tremendous skills, CEO expertise and deep experience will effectively complement TELUS’ strong leadership team to continue to drive value creation in the years ahead.”

Mr. Entwistle further noted, "It has been a tremendous privilege to be a member of the TELUS team. The success we have realized belongs to the extraordinary people who have built so passionately the amazing culture that sets this company apart. For more than two-and-a-half decades, I have had the incredible opportunity to work, serve and learn alongside team members who lead with grit, innovation and an unwavering commitment to doing the right thing for the benefit of the many stakeholders we serve. This team shows up every day to serve our customers, support our communities and build a company that Canadians can trust. To be part of this extraordinary team, and to support them, has been the greatest honour of my career.”

In conjunction with his retirement as CEO, Mr. Entwistle will step down from the TELUS board on June 30, 2026. At that time, in recognition of his transformational leadership at TELUS, he will be accorded the title CEO Emeritus.

In support of the transition, Mr. Entwistle will also act as an advisor, available to Mr. Dodig, until April 30, 2027.

Victor Dodig Brings Proven Track Record of Strategic Growth, Financial Services Leadership and Corporate Transformation

Mr. Dodig joins TELUS after a highly distinguished business career, most recently serving as President and Chief Executive Officer of Canadian Imperial Bank of Commerce (CIBC) from 2014 to 2025. During his esteemed tenure at CIBC, he led a comprehensive transformation of the organization with a focus on customer service and enhanced technology, organic and acquisition-driven growth, and a winning strategy and culture centred on clients. Under Mr. Dodig’s capable leadership, CIBC delivered strong shareholder returns.

"Victor is an exceptional leader with over three decades of experience building and transforming CIBC into a more modern, relationship-oriented and digitally focused institution," said John Manley. "Victor’s proven track record leading customer-oriented businesses, driving growth and operating in a regulated sector positions him ideally to build on Darren’s legacy and to continue creating long-term, sustainable value for our shareholders.”

“I am deeply honored by the opportunity to lead TELUS on this journey,” said Victor Dodig. “TELUS has built a remarkable foundation with leading network infrastructure, a strong portfolio of growth businesses and a distinctive culture rooted in putting customers and communities first that sets the company apart globally. TELUS also has an outstanding track record of fostering strong partnerships with Indigenous communities, customers and stakeholders. I look forward to working together with the talented leadership team and team members worldwide at a company whose values align profoundly with my own. I am excited to build on Darren’s legacy and by the opportunity to lead TELUS in its exciting next chapter.”

Mr. Dodig is known for being an accessible leader who demands excellence, focuses on customers and fosters exciting and dynamic workplace environments. His tenure as a valued member of TELUS’ Board gives him insight into the opportunities ahead for TELUS. In addition to his role at CIBC, he served as Board Chair of the Business Council of Canada and is a Trustee of The Brookings Institution. He will be a strong advocate of TELUS’ global leadership in social capitalism and has been honoured as a Catalyst Canada Honours Champion, recognizing his leadership in advancing an inclusive and supportive workplace.

Outcome of Comprehensive Succession Planning Process

Mr. Dodig’s appointment is the outcome of a comprehensive CEO succession planning process. As previously disclosed, the TELUS Board of Directors, with the support of leading global executive search firms, has continuously maintained a succession-planning program for all senior executives, including the CEO, both as a matter of sound governance and to ensure that a thoughtful succession plan would be in place at the time of Mr. Entwistle’s retirement. This process included reviews of the CEO role requirements as well as consideration of a wide range of internal and external candidates. This process resulted in the appointment of Mr. Dodig, a proven leader who combines world-class leadership skills for large, complex enterprises with a knowledge of TELUS’ business developed over his more than three years as a member of the TELUS Board.

Darren Entwistle: 26 Years of Relentless Global Performance, Bold Transformation and Trusted Leadership

As the longest-serving CEO among incumbent telecom companies globally, Mr. Entwistle has delivered tremendous value to stakeholders over his 26-year tenure. Under his stewardship, TELUS has consistently generated operational and financial results that are world leading, establishing a track record of driving global-best outcomes for its team members, customers, communities and shareholders. He led the transformation of TELUS from a traditional telecom into a global data and wireless leader, navigating profound industry change, including digital disruption, intense competition, regulatory pressure and economic volatility. His leadership ensured operational excellence and strategic focus during periods of crisis, including the global pandemic. He is a passionate advocate for the company’s 130,000 team members and is recognized for his unparalleled commitment to advancing TELUS’ leadership in social capitalism.

Please click here for a sampling of the TELUS team’s achievements over the course of 26 years.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 161 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a postsecondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service—earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations	Media Relations

Ian McMillan	Steve Beisswanger
ir@telus.com	steve.beisswanger@telus.com